LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS“
Code 1212 15434 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11,
Fax. +370 5 212 66 65
VAT code LT 212154314. Register of Legal Persons of the Republic of Lithuania

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549
U.S.A.

09-11-2004 No. 02-586

Dear Sir / Madam,

This letter is to advise you that as of 8 November 2004 the Company's Code of AB Lietuvos Telekomas is change into 1212 15434 and official Company's details are as follows:

AB Lietuvos Telekomas
Savanoriu pr. 28,
LT-03501 Vilnius, Lithuania
Code 1212 15434
VAT Code LT212154314
Register of Legal Persons
Acc. No. LT707044060000921696
Bank: Vilniaus Bankas AB

Please amend your records accordingly.

Yours faithfully,

Jan-Erik Elsérius

Jan-Erik Elsérius
Chief Financial Officer

dlw 11/30